Exhibit 99.1

Regulated Information

May 5th, 2022 4:01 PM ET

Celyad Oncology Announces First Quarter 2022 Financial Results and Recent Business Highlights

•	Enrollment continues in Phase 1 dose-escalation IMMUNICY-1 trial for lead shRNA-based allogeneic CAR T candidate, CYAD-211, for relapsed/refractory multiple myeloma (r/r MM)

•	Dialogue continues with regulatory agencies concerning CYAD-101-002 Phase 1b trial, which remains on clinical hold

Mont-Saint-Guibert, Belgium – Celyad Oncology SA (Euronext & Nasdaq: CYAD) (the “Company”), a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer, today announced an update on its financial results and recent business developments for the fiscal quarter ended March 31, 2022.

“The first quarter of 2022 brought us both challenges and opportunities that we are facing head-on. While we continue to investigate the recent developments in the CYAD-101 Phase 1b trial, we are making great progress with our shRNA-based allogeneic programs, including CYAD-211, for which we anticipate announcing additional data during the second half of the year,” commented Filippo Petti, Chief Executive Officer of the Company. “We are truly thankful for our hardworking team and the support of our shareholders while we advance towards our milestones for the year and further enhance our allogeneic CAR T investigational therapies with our proprietary non gene edited technologies.”

Update on Clinical and Preclinical Programs

CYAD-211 – Allogeneic shRNA-based, anti-BCMA CAR T candidate for r/r MM

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The dose-escalation Phase 1 IMMUNICY-1 trial is evaluating the tolerability and clinical activity of a single infusion of CYAD-211 following preconditioning with CyFlu (cyclophosphamide and fludarabine) in patients with relapsed / refractory multiple myeloma (r/r MM).

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The current segment of the IMMUNICY-1 study is evaluating CYAD-211 following enhanced lymphodepleting (eLD) regimens with the aim to improve cell expansion and persistence and potentially maximize the clinical activity of CYAD-211. In addition, the IMMUNICY-1 protocol allows for redosing of CYAD-211 in certain patients.

•	Enrollment in the eLD cohorts of the IMMUNICY-1 trial continues with additional data expected from the program in the second half of 2022.

CYAD-101 – Allogeneic TIM-based, NKG2D CAR T Candidate for Metastatic Colorectal Cancer (mCRC)

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In February 2022, the Company voluntarily paused the Phase 1b trial of CYAD-101 after two fatalities occurred that presented with similar pulmonary findings. Subsequently, in March 2022, the Company was informed by the U.S. Food and Drug Administration that the CYAD-101-002 Phase 1b trial had been placed on clinical hold.

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The Company continues to investigate these findings in the CYAD-101-002 Phase 1b trial and is evaluating any similar events in additional patients treated in the study, while also working with appropriate regulatory authorities. The Company expects to provide additional updates on the trial in the future.

shRNA Armored CAR (shARC) Franchise

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Research continues in multiple discovery programs focused on the co-expression of Interleukin-18 (IL-18) in conjunction with our short hairpin RNA (shRNA) technology platform, also known as our shARC (shRNA Armored CAR) franchise.

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In April, the Company decided to stop the development of CYAD-203, an allogeneic shRNA-based, IL-18-armored NKG2D CAR T candidate following the analysis of preclinical data from multiple investigational new drug application (IND)-enabling studies. The Company continues to explore back-up allogeneic NKG2D receptor CAR T candidates currently in discovery stage that leverage the Company’s shARC platform.

Celyad Oncology SA | Rue Édouard Belin 2, 1435 Mont-Saint-Guibert, Belgium | +32 10 39 41 00

First Quarter 2022 Financial Review

As of March 31, 2022, the Company had cash and cash equivalents of €20.5 million ($22.9 million). Net cash burn during the first quarter of 2022 amounted to €9.5 million ($10.6 million), in line with expectations. The Company confirms its previous guidance that its existing cash and cash equivalents, combined with the remaining access to the equity purchase agreement established with Lincoln Park Capital Fund, LLC, should be sufficient to fund operating expenses and capital expenditure requirements until mid-2023.

Financial Calendar

First Half 2022 Financial Results	August 5, 2022
Third Quarter 2022 Financial Results	November 10, 2022

About Celyad Oncology SA

Celyad Oncology SA is a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. The Company is developing a pipeline of allogeneic (off-the-shelf) and autologous (personalized) CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors. Celyad Oncology was founded in 2007 and is based in Mont-Saint-Guibert, Belgium and New York, NY. The Company has received funding from the Walloon Region (Belgium) to support the advancement of its CAR T cell therapy programs. For more information, please visit www.celyad.com.

Forward-looking statements

This release contains forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, without limitation, statements regarding: the CYAD-101-002 trial, including the clinical hold, the timing and outcomes of additional data from Phase 1 IMMUNICY-1 trial of CYAD-211, safety and clinical activity of the product candidates in Celyad Oncology’s pipeline, Celyad Oncology’s financial condition and cash runway, and expected results of operations and business outlook. The words “may,” “might,” “will,” “could,” “would,” “should,” “plan,” “anticipate,” “intend,” “believe,” “expect,” “estimate,” “future,” “potential,” “continue,” “target” and similar words or expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on management’s current expectations and may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risk and uncertainty includes, without limitation: the timing, duration and outcome of the clinical hold on the CYAD-101-002 Phase 1b trial, Celyad Oncology’s ability to continue to access to the equity purchase agreement with Lincoln Park Capital Fund, LLC, our financial and operating results, the duration and severity of the COVID-19 pandemic, and global economic uncertainty, including with respect to geopolitical conditions and attendant sanctions resulting from the conflict in Ukraine. A further list and description of these risks, uncertainties and other risks can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC, and subsequent filings and reports of Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Investor and Media Contact:

Sara Zelkovic	Celyad Oncology
Communications & Investor Relations Director	investors@celyad.com